FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2007

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

March 7, 2007

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

CHANGE IN OUTSTANDING AND RESERVED SECURITIES
Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	45,853,536
ADD:	Stock Options Exercised
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)	(157,000)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	45,696,536

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				3,712,500
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	Feb.19, 2007	David Ellis	Feb.18, 2012	$7.35	50,000

				SUBTOTAL	50,000

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Feb.28, 2007	Juan Manuel Huamali	Mar.13, 06	Mar.12,11	$14.00	(1,000)
				SUBTOTAL	(1,000)

	Stock Option Outstanding – Post Plan — Closing Balance Inducement – S. Myers Inducement – A. Losada-Calderon Inducement – T. Jauristo		3,761,500 200,000 200,000 300,000 4,461,500
RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			3,973,617*
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Exercised (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			3,973,617*
* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.
RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			723,117
Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)			(50,000)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			673,117

* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of February 2007

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	March 6, 2007

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

 INTERNATIONAL MINERALS BEGINS DRILLING PROGRAM

AT SOUTHWESTERN’S PACAPAUSA SILVER-GOLD PROJECT, PERU

February 5, 2007

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) announces the commencement of a 2,000-metre exploration drilling program at its Pacapausa Silver/Gold Project in Peru (“Pacapausa”).

Pacapausa comprises 7,933 hectares of exploration concessions in the Southern Peru Tertiary Volcanic Belt, 250 kilometres northwest of Arequipa and adjacent to the operating Explorador Mine. The property is underlain by several northeast-southwest trending low sulphidation epithermal veins and breccia/stockwork zones. Pacapausa is subject to an option agreement with Minera Oro Vega S.A.C. ("Oro Vega"), a Peruvian subsidiary of International Minerals Corp., under which Oro Vega is the operator and has the option to earn a 70% interest in the Pacapausa Project by meeting certain work commitments, completing a feasibility study, and financing the project into production.

The drilling program at Pacapausa will comprise eight core drill holes. Pacapausa contains a number of drill targets (designated by Oro Vega as the “Principal”, “A”, “B”, “C” and “D” targets respectively), which consist of northeasterly and easterly-trending low-sulphidation epithermal veins and breccia/stockworks. Detailed results of Oro Vega’s rock chip sampling program over the Principal vein target were reported by Southwestern in a news release dated December 18, 2006. In summary, a total of 258 rock chip samples were collected by Oro Vega from veins and wallrock in the Principal target. The veins ranged from 0.5 metres to 3.7 metres in width (not true widths) and reported silver values ranging from 33 grams per tonne to 1,370 grams per tonne and gold values from trace to 2.8 grams per tonne.

A total of 53 rock chip samples were collected at the A and B targets. This sampling returned a number of high-grade silver values ranging from 699 grams per tonne to 1,130 grams per tonne. In the stockwork zones, assay results included a 4.3 metre-long rock chip sample assaying 148 grams per tonne silver and 2.3 grams per tonne gold. Rock chip sampling at targets C and D is ongoing.

The first phase of the drilling program (1,500 metres in eight drill holes) will be directed at the Principal target. An additional 500 metres of drilling in three drill holes will test some or all of the A, B, C and D targets, contingent upon the results of Oro Vega’s ongoing surface rock sampling and detailed mapping program. As a condition of the terms of the agreement with Southwestern, Oro Vega must complete a minimum of 1,000 metres of drilling prior to April 2007 in order to maintain its option in Pacapausa. The planned drill program will satisfy this requirement.

Quality Control

Samples are sent to the ALS Chemex laboratory in Lima, Peru for sample preparation and analysis using standard industry methods. ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification. Rock samples are crushed to greater than 70% passing 10 mesh, and pulverized to greater than 85% passing 200 mesh. A fraction of the pulps is analyzed for gold by fire assay and AAS. Another fraction of the pulps is digested in aqua regia digestion and is analyzed for 50 elements by ICP-AES+MS. Higher grade lead, copper and zinc analyzes are analyzed by AAS. High-grade gold and silver values are analyzed by fire assay and gravimetric finish.

John Paterson, President and Chief Executive Officer of Southwestern and a member of AUSIMM, is the Qualified Person (“QP”) for Pacapausa, as defined under National Instrument 43-101. As the project’s QP, he has supervised the preparation of the technical information reported in this news release.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited, the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China with Team 209 of the Yunnan Nuclear Industry, where a major drilling program is being conducted. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China. Southwestern also owns 50.3% of the recently listed Zincore Metals Inc., which holds zinc assets in Peru. The Company has working capital of $44 million, total assets of over $100 million, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES APPOINTS DR. ALEX LOSADA-CALDERON

VICE PRESIDENT, EXPLORATION

February 7, 2007

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) has appointed Dr. Alex Losada-Calderon to the position of Vice President, Exploration. Alex has more than 20 years experience as an exploration geologist and project manager working on major mining projects throughout Australia, China and the Americas for companies such as M.I.M. Holdings Ltd, Western Minerals Technology (a 100% subsidiary of LionOre International) and Overseas Mining Investment Pty. Ltd. Most recently Alex has been working for Ausenco Ltd., assigned to Southwestern’s Boka project in China as Study Manager. He has played a key role in advancing the pre-feasibility study at Boka, responsible for all engineering disciplines and coordination of infrastructure estimates and technical solutions. In his new position at Southwestern, Alex will oversee all aspects of the Company’s numerous exploration programs and will also be responsible for generating new opportunities.

Southwestern’s President and CEO John Paterson said: “We are extremely pleased to have Alex join Southwestern in this important position. His extensive experience conducting large-scale pre-feasibility studies through to full bankable feasibility studies, along with engineering, design and construction of mineral processing plants, will benefit Southwestern as we move our projects forward toward production decisions. The experience he has already gained at Boka with Ausenco will be of particular benefit as the project approaches an important milestone with the completion of the pre-feasibility study in mid-2007. The Company will also benefit from Alex’s extensive knowledge of numerous exploration opportunities that are available. ”

Alex holds a BSc. Geology (Honours) from the Universidad Nacional del Sur in Argentina, and a PhD in Sciences from Monash University in Australia. He is a member of the Association of Professional Engineers, Scientists and Managers of Australia and a Member of the Australasian Institute of Mining and Metallurgy. Alex’s appointment will be effective February 25, 2007 and he will be based in Vancouver.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited, the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China with Team 209 of the Yunnan Nuclear Industry, where a major drilling program is being conducted. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China. Southwestern also owns 50.3% of the recently listed Zincore Metals Inc., which holds zinc assets in Peru. The Company has working capital of $44 million, total assets of over $100 million, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed in the Company’s Annual Information Form for the fiscal year ended December 31, 2005 under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

FIRST PHASE DRILLING ON MILLO-AZUCAR PROJECT, PERU

RETURNS INTERSECTION OF 317 GRAMS PER TONNE SILVER AND

2.65 GRAMS PER TONNE GOLD OVER 20.30 METRES

February 1, 2007

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) is pleased to announce that positive drill results have been received for the first phase drilling program on the Millo-Azucar Project located in Southern Peru. The Milo-Azucar Project is a joint venture between the Company and Minera Meridian Peru S.A.C. (a wholly owned subsidiary of Meridian Gold Inc.) whereby Meridian is earning a 70% interest in the Project by funding all exploration costs through the completion of a pre-feasibility study.  The Millo-Azucar Project is underlain by a series of low sulphidation epithermal veins occurring within a prominent northeast trending belt of well-known high grade vein mines such as Arcata, Ares and Santo Domingo. The Millo-Azucar joint venture is operated by Meridian and comprised of 6,700 hectares of exploration concessions located 570 kilometres southeast of Lima at altitudes between 4,600 and 5,200 metres.

The first phase drilling program was comprised of 12 holes and highlights of this drilling include a 20.30 metre intersection grading 317grams per tonne silver and 2.65 grams per tonne gold in hole PTT004, a 17.10 metre intersection grading 162 grams per tonne silver and 1.80 grams per tonne gold in hole PTT005 and a 0.70 metre intersection grading 814 grams per tonne silver and 27.10 grams per tonne gold in hole PTT007. All veins intersected in the first phase drilling program remain open in all directions and a more extensive second phase drilling program is planned to commence in April after the rainy season. A first phase drilling program is also planned to test the large high sulphidation gold-silver zone identified on the property.

Details of all drill intersections are listed in the following table:

Hole No.	Intersection		Core Interval* (metres)	Gold Assay
	From (metres)	To (metres)		Gold (grams per tonne)	Silver (grams per tonne)	Gold Equivalent** (grams per tonne)
PTT-001	1.90	2.20	0.30	1.90	115	4.20
	56.90	57.50	0.60	0.86	112	3.10

PTT-002	84.15	88.22	4.07	0.89	142	3.72
including	85.22	86.72	1.50	2.14	323	8.60

PTT-003	77.95	78.95	1.00	0.36	33	1.02

PTT-004	40.80	61.10	20.30	2.65	317	8.99
including	40.80	45.30	4.50	2.54	662	15.79

including	52.60	57.10	4.50	6.46	513	16.72
	75.50	77.00	1.50	2.31	177	5.85

PTT-005	69.40	86.50	17.10	1.80	162	5.78
including	70.90	75.40	4.50	2.84	225	7.34
including	81.40	85.50	4.10	2.95	282	8.59

PTT-006	56.00	57.50	1.50	2.01	103	4.07

PTT-007	16.50	18.00	1.50	2.18	122	4.62
	33.90	34.40	0.50	2.00	131	4.62
	99.60	100.30	0.70	27.10	814	43.38

PTT-008	23.40	24.20	0.80	0.40	36	1.13
	57.90	58.36	0.46	0.64	51	1.66
	64.35	65.85	1.50	0.87	22	1.31

PTT-009	76.60	78.07	1.47	0.43	64	1.70
	80.50	81.70	1.20	0.26	41	1.07
	92.50	95.05	2.55	0.76	82	2.40
	97.80	100.65	2.85	0.81	92	2.65

PTT-010	59.50	60.40	0.90	0.83	98	2.79

PTT-011	50.90	52.00	1.10	0.57	55	1.67
	103.00	104.50	1.50	0.35	42	1.18
	153.45	154.63	1.18	0.30	48	1.26
	177.70	179.20	1.50	0.54	78	2.10

*Interval is core interval.

**Gold equivalent based on a silver-gold ratio of 50:1.  Metallurgical recoveries have not been determined and therefore have not been considered in the gold equivalent calculation.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. The Company has working capital of $44 million, total assets of over $100 million, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Quality Control

Meridian is operator of the Joint Ventures on the Millo and Azucar Projects and Southwestern’s Qualified Person for the Project is John G. Paterson, M. AUSIMM, President of the Company.  Samples are sent to the ALS Chemex laboratory in Lima, Peru.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.  Meridian’s quality control and quality assessment procedures include the analysis of its own blanks, standards and duplicates, introduced among the batches of samples, in addition to those used by the laboratory for its routine testing.  Rock samples are crushed to greater than 70% passing 10 mesh, and pulverized to greater than 85% passing 200 mesh.  A fraction of the pulps is analyzed for gold by fire assay and AAS.  Another fraction of the pulps is digested in aqua regia acid and is analyzed for 34 elements by ICP-AES with Quantitative Low Detection Mercury by AAS. Ore grade silver, lead, copper and zinc analyzes are further analyzed by AAS.  High-grade gold and silver values are analyzed by fire assay and gravimetric finish.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

LATEST DRILLING AT BOKA EXPANDS THE BOKA 1 SOUTH

GOLD DEPOSIT A FURTHER 150 METRES

February 13, 2007

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) is pleased to announce that the latest drilling at the Boka Gold Project has expanded the Boka 1 South gold deposit a further 150 metres to the north. Since the updated resource calculation was announced in December 2006, continued drilling with five diamond rigs has extended the Boka 1 South gold deposit a total of 250 metres north and the deposit is still open.

The Boka Gold Project is located in Yunnan Province in southern China and is accessible from the capital city of Kunming by 285 kilometres of paved road. The project is presently in the pre-feasibility stage, which is slated for completion by the end of the second quarter of 2007.

Highlights of the latest drill results include a 49.2 metre intersection of 2.0 grams per tonne gold in hole B06-218, and a 33.90 metre intersection of 2.0 grams per tonne gold in B06-224.

Details of drill results are tabulated below and drill hole locations can be viewed at www.swgold.com.

John Paterson, Southwestern’s President and CEO states, “We are very excited that drilling continues to expand the Boka 1 South gold deposit and we continue drilling to define its northern limits. Preparations are also being made to start drilling the Boka 19 gold zone, which we discovered last year. The Boka 19 gold zone has the potential to increase resources at Boka.”

	Intersection		Core Interval* (metres)	GOLD Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
B06-216	38.70	40.80	2.10	3.0
	63.90	86.20	22.30	2.1

B06-217	35.95	45.35	7.40	2.4
	184.65	188.50	3.85	5.4

B06-218	32.60	81.80	49.20	2.0
	126.40	136.20	9.80	1.5
	267.30	271.30	4.00	3.0

B06-219	156.00	160.70	4.70	2.2

B06-220	375.10	384.10	9.00	2.1
	468.90	478.80	9.90	3.5

B06-221	352.90	387.80	34.90	1.1
	457.60	466.20	8.40	2.1

B06-222	182.10	188.10	6.00	2.2

B06-223	67.00	71.00	2.00	3.2
	83.00	89.00	6.00	2.3
	155.00	163.00	8.00	4.2
including	155.00	157.00	2.00	13.5

B06-224	300.50	334.30	33.90	2.0
including	307.30	313.70	6.40	3.6
including	322.10	326.40	4.30	3.7

B06-225	122.30	124.30	2.00	1.5
	146.70	151.40	4.7	2.6

B06-226	101.00	105.00	4.0	2.3

B06-227	No significant results

B06-228	No significant results

B06-229	12.80	26.40	13.60	2.1
including	12.80	14.80	2.00	7.3
	73.60	77.60	4.00	2.7

B06-230	0.50	11.80	11.80	1.7
	69.70	75.45	5.75	3.2

*True widths are not known at this time.

Quality Control

Southwestern has a quality control program in place to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two-metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming. The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50-gram charge. Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga.

Exploration samples (rock chip, soil, trench, tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis. Field duplicates and pulp duplicates are routinely analyzed for precision. Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C. Sample results are received in batches and not as assays for an entire drill hole.

The exploration program is being carried out by John Zhang, Project Manager for Southwestern in China. John Paterson, President and Chief Executive Officer of Southwestern and a member of AUSIMM, is the project’s qualified person as defined under National Instrument 43-101.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited, the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China with Team 209 of the Yunnan Nuclear Industry, where a major drilling program is being conducted. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China. Southwestern also owns 50.3% of the recently listed Zincore Metals Inc., which holds zinc assets in Peru. The Company has working capital of $44 million, total assets of over $100 million, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

PARTNERS APPROVE DRILLING PROGRAM AT NUMA WEST SILVER ZONE

COPPER-GOLD PORPHYRY DISCOVERED

LIAM JOINT VENTURE, PERU

February 20, 2007

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company”) is pleased to announce that the Company and its partner, Newmont Peru S.A.C. (a wholly owned Peruvian subsidiary of Newmont Mining Limited) have submitted the drilling permit application to the Ministry of Mines for the Numa West Zone located in the northeastern part of the 365,000 hectare Liam Joint Venture area. The joint venture partners have agreed to commence an aggressive drilling program at the Numa West Silver Zone once the permit is received. A community access agreement has been signed and a program of extensive trenching and induced polarization geophysics will precede the drilling program. Numa West is an extensive high grade silver mineralizing system associated with north-south trending breccia zones in limestone. The breccias have been traced over a strike length of 2,500 metres and range in width from 5 metres to 50 metres. In places of high topographic relief, the breccias have been observed over a vertical distance of 150 metres. Initial surface sampling has shown that the breccia over the entire 2,500 metres contains high grade concentrations of silver with elevated values of lead and zinc. For example, in an area where the breccia has a true width of 25 metres, rock chip sampling returned a grade of 1,460 grams per tonne silver. A total of 163 rock chip samples collected along the entire 2,500 metre extent of the breccia zone averaged 460 grams per tonne silver, classifying Numa West as one of the most prospective silver plays in Peru.

The Company is also pleased to announce that ongoing regional exploration has resulted in the discovery of a copper-gold porphyry system located within an erosional window in the Tertiary Volcanic sequence. The copper-gold mineralization is hosted within a heavily stockworked diorite porphyry and extends to the southeast under strongly altered volcanics. Limonite rich fracture systems in the volcanics with secondary copper-oxides suggest that the porphyry underlies the volcanics within an area measuring 1,000 metres by 500 metres. The stockwork contains veinlets of quartz and magnetite with abundant chalcopyrite and bornite typical of copper-gold porphyries.

Results of the rock chip sampling program are listed in the following table.

Sample No.	Width (metres)	Assay
		Copper (percent)	Gold (grams per tonne)
308146	2.0	0.71	0.43
308147	2.0	0.72	0.37
308148	2.0	0.55	0.01
308151	2.0	1.60	0.18
308152	2.0	0.72	1.43
308153	2.0	0.83	0.31
308154	2.0	0.82	0.37
308155	2.0	1.51	2.70
308156	2.0	0.50	0.28
308157	2.0	0.85	0.16
308158	2.0	1.27	3.93
308159	2.0	0.51	0.25
308160	2.0	0.75	0.93
308161	2.0	0.63	0.22
308162	2.0	0.18	0.25
308163	2.0	0.32	0.10
308164	2.0	0.82	0.54
77596	2.0	0.94	0.10
77597	2.0	4.14	0.64
77598	2.0	1.22	4.03

John Paterson, Southwestern’s President and CEO states “We are very pleased that the process of permitting to start the drilling at Numa West is proceeding smoothly. In our opinion, Numa West represents one of the top silver prospects in Peru. The discovery of the Surape copper-gold porphyry is very exciting and consistently high copper and gold grades in the first pass sampling program is very encouraging.”

Quality Control

Southwestern has implemented a quality control program to ensure best practices in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.  The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

The Qualified Person (“QP”) for the Liam Property is Stewart Winter, P.Geo. As the QP, he has prepared or supervised the preparation of the scientific or technical information for the property.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited, the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China with Team 209 of the Yunnan Nuclear Industry, where a major drilling program is being conducted. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China. Southwestern also owns 50.4% of the recently listed Zincore Metals Inc., which holds zinc assets in Peru. The Company has working capital of $44 million, total assets of over $100 million, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN INTERSECTS HIGH GRADE GOLD

AT THE BOKA 1 SOUTH DEPOSIT, BOKA GOLD PROJECT, CHINA

February 21, 2007

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) is pleased to announce results of three further drill holes from the continued resource expansion drilling at the Boka 1 South gold deposit. The highlight of the latest drill results was a 15.0 gram per tonne gold intersection over 30.4 metres in hole B07-234. This intersection included a higher grade zone of six metres grading 52.7 grams per tonne gold. There are presently five diamond rigs operating at the Boka 1 South deposit, which remains open to the north and southeast.

In addition to the resource expansion drilling at Boka 1 South, the Company is constructing drill roads and pads at the Zone 19 gold prospect. Zone 19 is located 1.5 kilometres southwest of Boka 1. Surface and underground exploration has defined two gold lodes of 10 metres to 20 metres thick and extending for 900 metres in strike length. It is anticipated that the drill program at Zone 19 will commence early in the second quarter of 2007.

The Boka Project is in pre-feasibility stage and a draft of the pre-feasibility study is on track for delivery to the Company by the end of the second quarter.

Details of drill results are tabulated below and drill hole locations can be viewed at www.swgold.com.

	Intersection		Core Interval* (metres)	GOLD Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
B07-231	45.50	57.50	12.00	3.6
	118.40	134.00	15.60	3.3

B07-232	110.50	114.40	7.90	4.7

B07-234	71.00	101.40	30.40	15.0
including	75.00	81.00	6.00	52.7
	111.00	115.00	4.00	4.1
	262.70	264.60	1.90	9.6

*True widths are not known at this time.

John Paterson, Southwestern’s President and CEO states, “We are excited to see continued expansion of the Boka 1 South gold deposit and especially the presence of high grade material. The latest drill results continue to illustrate the world class nature of the Boka Project ”

The Boka Gold Project is a Sino-Foreign joint venture between a subsidiary of Southwestern and Team 209 of the Yunnan Nuclear Industry of Yunnan Province. The joint venture company, Yunnan Gold Mountain Mining Company Ltd. (“Yunnan Gold”) is owned 90 percent by Southwestern’s subsidiary with Team 209 having a 10 percent carried interest. The Boka Gold Project, which covers a total of 157 square kilometers, is comprised of three mining permits and three exploration licenses, one of which was renewed on February 2, 2007. Yunnan Gold, which has a 25-year business license, is the registered owner of all six permits and licenses.

Quality Control

Southwestern has a quality control program in place to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two-metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming. The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50-gram charge. Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga.

Exploration samples (rock chip, soil, trench, tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis. Field duplicates and pulp duplicates are routinely analyzed for precision. Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C. Sample results are received in batches and not as assays for an entire drill hole.

The exploration program is being carried out by John Zhang, Project Manager for Southwestern in China. John Paterson, President and Chief Executive Officer of Southwestern and a member of AUSIMM, is the project’s qualified person as defined under National Instrument 43-101.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited, the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China with Team 209 of the Yunnan Nuclear Industry, where a major drilling program is being conducted. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China. Southwestern also owns 50.4% of the recently listed Zincore Metals Inc., which owns zinc assets in Peru. The Company has working capital of $44 million, total assets of over $100 million, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

February 7, 2007.

ITEM 3.

PRESS RELEASE

Issued February 7, 2007 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) has appointed Dr. Alex Losada-Calderon to the position of Vice President, Exploration. Alex has more than 20 years experience as an exploration geologist and project manager working on major mining projects throughout Australia, China and the Americas for companies such as M.I.M. Holdings Ltd, Western Minerals Technology (a 100% subsidiary of LionOre International) and Overseas Mining Investment Pty. Ltd. Most recently Alex has been working for Ausenco Ltd., assigned to Southwestern’s Boka project in China as Study Manager. He has played a key role in advancing the pre-feasibility study at Boka, responsible for all engineering disciplines and coordination of infrastructure estimates and technical solutions. In his new position at Southwestern, Alex will oversee all aspects of the Company’s numerous exploration programs and will also be responsible for generating new opportunities.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 7th day of February 2007.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN RESOURCES APPOINTS DR. ALEX LOSADA-CALDERON

VICE PRESIDENT, EXPLORATION

February 7, 2007

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) has appointed Dr. Alex Losada-Calderon to the position of Vice President, Exploration. Alex has more than 20 years experience as an exploration geologist and project manager working on major mining projects throughout Australia, China and the Americas for companies such as M.I.M. Holdings Ltd, Western Minerals Technology (a 100% subsidiary of LionOre International) and Overseas Mining Investment Pty. Ltd. Most recently Alex has been working for Ausenco Ltd., assigned to Southwestern’s Boka project in China as Study Manager. He has played a key role in advancing the pre-feasibility study at Boka, responsible for all engineering disciplines and coordination of infrastructure estimates and technical solutions. In his new position at Southwestern, Alex will oversee all aspects of the Company’s numerous exploration programs and will also be responsible for generating new opportunities.

Southwestern’s President and CEO John Paterson said: “We are extremely pleased to have Alex join Southwestern in this important position. His extensive experience conducting large-scale pre-feasibility studies through to full bankable feasibility studies, along with engineering, design and construction of mineral processing plants, will benefit Southwestern as we move our projects forward toward production decisions. The experience he has already gained at Boka with Ausenco will be of particular benefit as the project approaches an important milestone with the completion of the pre-feasibility study in mid-2007. The Company will also benefit from Alex’s extensive knowledge of numerous exploration opportunities that are available. ”

Alex holds a BSc. Geology (Honours) from the Universidad Nacional del Sur in Argentina, and a PhD in Sciences from Monash University in Australia. He is a member of the Association of Professional Engineers, Scientists and Managers of Australia and a Member of the Australasian Institute of Mining and Metallurgy. Alex’s appointment will be effective February 25, 2007 and he will be based in Vancouver.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited, the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China with Team 209 of the Yunnan Nuclear Industry, where a major drilling program is being conducted. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China. Southwestern also owns 50.3% of the recently listed Zincore Metals Inc., which holds zinc assets in Peru. The Company has working capital of $44 million, total assets of over $100 million, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed in the Company’s Annual Information Form for the fiscal year ended December 31, 2005 under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

February 21, 2007.

ITEM 3.

PRESS RELEASE

Issued February 21, 2007 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to announce results of three further drill holes from the continued resource expansion drilling at the Boka 1 South gold deposit. The highlight of the latest drill results was a 15.0 gram per tonne gold intersection over 30.4 metres in hole B07-234. This intersection included a higher grade zone of six metres grading 52.7 grams per tonne gold. There are presently five diamond rigs operating at the Boka 1 South deposit, which remains open to the north and southeast.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 21st day of February 2007.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN INTERSECTS HIGH GRADE GOLD

AT THE BOKA 1 SOUTH DEPOSIT, BOKA GOLD PROJECT, CHINA

February 21, 2007

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or “the Company”) is pleased to announce results of three further drill holes from the continued resource expansion drilling at the Boka 1 South gold deposit. The highlight of the latest drill results was a 15.0 gram per tonne gold intersection over 30.4 metres in hole B07-234. This intersection included a higher grade zone of six metres grading 52.7 grams per tonne gold. There are presently five diamond rigs operating at the Boka 1 South deposit, which remains open to the north and southeast.

In addition to the resource expansion drilling at Boka 1 South, the Company is constructing drill roads and pads at the Zone 19 gold prospect. Zone 19 is located 1.5 kilometres southwest of Boka 1. Surface and underground exploration has defined two gold lodes of 10 metres to 20 metres thick and extending for 900 metres in strike length. It is anticipated that the drill program at Zone 19 will commence early in the second quarter of 2007.

The Boka Project is in pre-feasibility stage and a draft of the pre-feasibility study is on track for delivery to the Company by the end of the second quarter.

Details of drill results are tabulated below and drill hole locations can be viewed at www.swgold.com.

	Intersection		Core Interval* (metres)	GOLD Assay (grams/tonne)
Hole No.	From (metres)	To (metres)
B07-231	45.50	57.50	12.00	3.6
	118.40	134.00	15.60	3.3

B07-232	110.50	114.40	7.90	4.7

B07-234	71.00	101.40	30.40	15.0
including	75.00	81.00	6.00	52.7
	111.00	115.00	4.00	4.1
	262.70	264.60	1.90	9.6

*True widths are not known at this time.

John Paterson, Southwestern’s President and CEO states, “We are excited to see continued expansion of the Boka 1 South gold deposit and especially the presence of high grade material. The latest drill results continue to illustrate the world class nature of the Boka Project ”

The Boka Gold Project is a Sino-Foreign joint venture between a subsidiary of Southwestern and Team 209 of the Yunnan Nuclear Industry of Yunnan Province. The joint venture company, Yunnan Gold Mountain Mining Company Ltd. (“Yunnan Gold”) is owned 90 percent by Southwestern’s subsidiary with Team 209 having a 10 percent carried interest. The Boka Gold Project, which covers a total of 157 square kilometers, is comprised of three mining permits and three exploration licenses, one of which was renewed on February 2, 2007. Yunnan Gold, which has a 25-year business license, is the registered owner of all six permits and licenses.

Quality Control

Southwestern has a quality control program in place to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two-metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming. The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50-gram charge. Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga.

Exploration samples (rock chip, soil, trench, tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis. Field duplicates and pulp duplicates are routinely analyzed for precision. Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C. Sample results are received in batches and not as assays for an entire drill hole.

The exploration program is being carried out by John Zhang, Project Manager for Southwestern in China. John Paterson, President and Chief Executive Officer of Southwestern and a member of AUSIMM, is the project’s qualified person as defined under National Instrument 43-101.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited, the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. and the Boka Gold Project in China with Team 209 of the Yunnan Nuclear Industry, where a major drilling program is being conducted. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China. Southwestern also owns 50.4% of the recently listed Zincore Metals Inc., which owns zinc assets in Peru. The Company has working capital of $44 million, total assets of over $100 million, and no debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

To:	Advisory Affairs Toronto Stock Exchange 130 King Street West Toronto, Ontario M5X 1J2	Fax: Telephone: Email:	416-947-4547 416-947-4616 advisoryaffairs@tsx.ca
Sent by:	Southwestern Resources Corp.	Susy H. Horna	604 6692525
	Company Name	Contact Name:	Telephone #:

RE:  NORMAL COURSE ISSUER BID MONTHLY REPORT

Transactions for	February 2007	523,900
	Month	Total to date for this NCIB
Bid Details:
Listed Company:	Southwestern Resources Corp.
Duration of Bid:	One year
Class of Shares	Common Shares

Date of Purchase (trade date)	# of Shares Purchased	Average Price
February 12, 2007	20,000	$7.38
February 13, 2007	60,700	$7.36
February 14, 2007	28,000	$7.42
February 15, 2007	14,000	$7.32
February 16, 2007	4,300	$7.21
February 19, 2007	4,000	$7.25
February 20, 2007	21,000	$7.18
February 23, 2007	5,000	$7.95

Total for Month:	157,000

Notes:

1.

Please use separate form for each class of shares

2.

Please use separate form for previously unreported or misreported purchases, if any.